UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 19, 2022, Sol-Gel Technologies Ltd. (the “Company”) entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC with respect to an “at-the-market” offering program (the “ATM Program”), pursuant to which the Company could offer and sell ordinary shares, par value NIS 0.1 per share (the “Shares”), having aggregate gross sales proceeds of up to $23.0 million, from time to time, through Jefferies LLC as its sales agent. The Company filed a registration statement on Form F-3 (File No. 333-264190) with the Securities and Exchange Commission on April 7, 2022, that was declared effective on April 13, 2022; a prospectus supplement relating to the sale of the Shares under the ATM Program (the “ATM Prospectus”) was filed on April 19, 2022.

On January 23, 2023, the Company terminated the Sale Agreement, effective on the same date. The Company has not offered or sold any Shares, and will not do so, in connection with the ATM Program and the ATM Prospectus.

A copy of the Sale Agreement was filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on April 19, 2022.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: January 27, 2023	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer